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                               October 1, 2021

       Dennis Ryan
       Chief Financial Officer
       FS Development Corp. II
       900 Larkspur Landing Circle, Suite 150
       Larkspur, CA 94939

                                                        Re: FS Development
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            File No. 333-258442
                                                            Filed September 14,
2021

       Dear Mr. Ryan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed on September 14, 2021

       What equity stake will current stockholders of FS Development II and Pardes Equityholders hold in the Combined Entity after the Closing?, page 9

   1. We note your response to our prior comment 3 and reissue the comment. Your current disclosure indicates
that certain affiliates of the sponsor are included as PIPE Investment investors as well as
Pardes Equityholders and that the sponsor's interest is included with other initial
stockholders. Please revise your disclosure to clearly state the sponsor and its affiliates' total
potential ownership interest in the combined company, distinct from the interests of other
stockholders.
 Dennis Ryan
FS Development Corp. II
October 1, 2021
Page 2
Management's Discussion and Analysis of Results of Financial Condition and Results of
Operations of FS Development II
Results of Operations, page 191

2. We reference the significant increase in general and administrative expenses incurred by
      FS Development II in the three months ended June 30, 2021. Please revise to provide a detailed discussion of the nature of the expenses incurred. Reference
Item 303(b)(2) of
      Regulation S-K.
        You may contact Kristin Lochhead at (202) 551-3664 or Terence O'Brien at (202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Suzanne Hayes at
(202) 551-
3675 with any other questions.



                                                          Sincerely,
FirstName LastNameDennis Ryan
                                                          Division of
Corporation Finance
Comapany NameFS Development Corp. II
                                                          Office of Life
Sciences
October 1, 2021 Page 2
cc:       Joel Rubinstein
FirstName LastName